

February 23, 2011

Mr. Scott Cramer, CEO and CFO
Affinity Mediaworks Corp.
455 Route 306, Suite M#2922
Monsey, NY 10952

>   **Re: Affinity Mediaworks Corp.**
>   **Form 10-K for the year ended January 31, 2010**
>   **Filed May 17, 2010**
>   **File No.   333-150548**

Dear Mr. Cramer:

We issued comments to you on the above captioned filings on January 19, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by March 9, 2011 addressing these outstanding comments.

If you do not respond to the outstanding comments by March 9, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

You may contact Mindy Hooker (202) 551-3732, Errol Sanderson at (202) 551-3746, Jay Ingram at (202) 551-3397 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief